# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

**February 12, 2010**

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Hansen Medical, Inc.**

**File No. 001-33151 - CF# 24136**

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Hansen Medical, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.24 to a Form 10-K filed on February 28, 2008, as modified by the same contract refiled with fewer redactions as Exhibit 10.24 to a Form 10-Q filed on November 16, 2009.

Based on representations by Hansen Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.24        through September 21, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel